Exhibit 16.1

June 22, 2015

Securities and Exchange Commission
Washington, D.C. 2054923

Ladies and Gentlemen:

We were previously principal accountants for TigerLogic Corporation and subsidiaries (the “Company”) and, under the date of June 18, 2015, we reported on the consolidated financial statements of the Company as of and for the years ended March 31, 2015 and 2014. On June 19, 2015, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated June 19, 2015, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that Moss Adams LLP was not consulted regarding any matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Very truly yours,

/s/ KPMG LLP